Securities and Exchange Commission
Washington, D.C. 20549
Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of AUGUST 2019	Commission File Number 1-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Short-term Actions Anticipated in Response to Recent Global Economic Challenges

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--August 12, 2019--Natuzzi S.p.A. (NYSE: NTZ) (“Natuzzi” or the “Company”):

The increase in customs tariffs imposed by the United States on goods produced in China have generated new challenges for our Company. In response, Natuzzi is taking steps to implement changes in its business model aimed at delivering greater value to customers, clients and shareholders.

The details of our revised business plan are expected to be communicated in September.

Broadly, the business plan includes:

  extending our Natuzzi-branded distribution and retail operations in key geographical areas revising the existing value chain and streamlining processes, structures and operations delivering greater value to our customers and reorganizing the company to meet the demands of evolving markets.

Natuzzi expects to implement a set of initiatives consistent with the business plan:

  beginning the process of selling non-strategic assets to fuel retail development reshaping manufacturing operations
  obtaining financial support from Invitalia, including funding for innovation measures and workers’ training exploring new commercial partnerships in different countries.

Pasquale Natuzzi, Chairman and CEO, stated: “In the business plan that we will be presenting in September, we include a series of actions to extend our direct-to-consumer operations and the revision of our value chain.

We are planning a series of initiatives, including the sale of non-strategic assets, the revision of our manufacturing configuration in Europe, China and Brazil, reducing unnecessary capacity and pursuing alternative manufacturing strategies.

Alongside this, we’ve put in place further building blocks for future growth. We have started negotiations with major parties to expand our distribution and retail network in key geographies. We have been granted financial support by Invitalia that includes investments for productivity improvement. We are developing digital solutions aimed at retail development and operational efficiency. We have started to introduce new skilled managers in order to grow consistently with the markets we see evolving.

We have a comprehensive set of plans and we’re focused on executing them well. We are proud that the Natuzzi brand is recognized globally for its outstanding products and services, and we are confident we have the right assets and capabilities to ensure the creation of long-term growth opportunities and capitalize on the new positions we are building.”

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CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements set forth in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve risks and uncertainties that could cause Natuzzi’s actual results to differ materially from those stated or implied by such forward-looking statements. More information about the potential factors that could affect Natuzzi’s business and financial results is included in the company’s filings with the Securities and Exchange Commission, including the company’s most recent Annual Report on Form 20-F. Natuzzi undertakes no obligation to update any of the forward-looking statements after the date of this press release.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. (together with its consolidated subsidiaries, “Natuzzi”) is Italy’s largest furniture house and one of the most important global players in the furniture industry, with an extensive manufacturing footprint and a global retail network. Natuzzi is the best-known European lifestyle brand in the upholstered furnishings sector worldwide (Brand Awareness Monitoring Report - Ipsos 2018). It has been listed on the New York Stock Exchange since May 13, 1993. Always committed to social responsibility and environmental sustainability, Natuzzi is ISO 9001 and 14001 certified (Quality and Environment), OHSAS 18001 certified (Safety on the Workplace) and FSC® certified (Forest Stewardship Council).

https://www.natuzzigroup.com/en-EN/ir/presentation.html

Contacts

Natuzzi Investor Relations
Piero Direnzo | tel. +39.080.8820.812 | pdirenzo@natuzzi.com

Natuzzi Corporate Communication
Vito Basile (Press Office) | tel. +39.080.8820.676 | vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date:	AUGUST 12, 2019	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi